March 9, 2007

United States Securities and Exchange Commission
100F Street, N.E.
Washington, DC
USA 20549-7010

Attention: Lily Dang, Division of Corporate Finance

RE:	Western Copper Corporation
Amendment No. 1 to Form 20-F Registration Statement
Filed November 27, 2006
File No. 0-52231

This letter is submitted on behalf of Western Copper Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated January 4, 2007 with respect to Amendment No. 1 to Form 20-F filed by the Company on November 27, 2006. As requested, the following is our response to each of the items set out in your letter. The questions have been included below to facilitate your review. All currencies are Canadian dollars unless otherwise indicated.

General

1.	We remind you of prior comment 1. As you are aware, the reporting requirements of the Securities Exchange Act of 1934 now apply.

Response to Comment 1:

We have noted your comment.

2.

We note that you deleted the glossary, but we reissue prior comment 4 in part. You retain overly technical disclosure that most readers will find difficult to follow, including for example the second paragraph under ‘Property Geology’ on page 14. Please revise accordingly.

Prior comment 4: Rather than relying entirely on a lengthy glossary of technical terms, you will improve your disclosure by defining technical terms in context upon first usage and by minimizing overly technical disclosure. Examples include references at page 14 to the YEA and the YESAA processes, as well as the highly technical discussion that appears under ‘Carmacks Copper project’ at page 17 and elsewhere.

Response to Comment 2:

We have simplified the Property Geology and the Sampling and Assaying sections of the document.

Risk Factors, page 7

3.	Because at least three examples of ‘no assurance’ language remain in this section; we reissue prior comment 8 in part. Please revise accordingly.

Prior comment 8: Eliminate language that tends to mitigate the risk you discuss, including clauses that begin “although” and references to insurance you have “consistent with industry practice.” Also state the risks plainly and directly, rather than suggesting that you can give or that there is no assurance, or that the effects cannot be accurately predicted.

Response to Comment 3:

We have complied with your request.

Liquidity and Capital Resources, page 25

4.

We reissue prior comment 13. Because the amount for the three months remains less than the amount received for the larger six month period ending on the same date, the net amounts listed as ‘received’ in the two periods also require further explanation.

Prior comment 13: Expand the last paragraph to include the components of the net amounts listed as ‘received’ in the two periods cited in the first two sentences.

Response to Comment 4:

We have clarified the disclosure by replacing the term ‘received’ from investing activities with ‘net proceeds from’ or ‘net expenditures on’ investing activities. The new wording should better inform investors that the net totals are a result of both cash flow used in, and provided by, investment activities during the six month period ended June 30, 2006.

Biographical information, page 20

5.

We note your response to prior comment 14. As appropriate, revise to identify the principal business conducted by all current employers; you need not identify the principal business conducted by entities for which the named individuals serve only as directors and receive no consulting fees or other material compensation.

Response to Comment 5:

We have edited Dr. Klaus Zeitler’s profile to include the principal business conducted by his current employers.

6.

Further revise Mr. Corman’s sketch to clarify when he became president and to clarify the reference to ‘publicly listed companies’ by indicating where these companies are or were publicly ‘listed’ – whether in the United States or in Canada, for example. Also revise other sketches to clarify when in each case the individual became a director and was first appointed to each office you list, such as Vice President, Corporate Development.

Response to Comment 6:

We have revised Mr. Corman’s sketch as requested. Also, all other sketches identify when the individual was appointed to his position.

United States Federal Income Tax Consequences, page 38

7.	We noted the disclosure at page 33 and reissue the first part of prior comment 15; please eliminate the suggestion that the reader ‘should’ seek advice from others.

Prior comment 15: Provide all the information that Item 10.E of Form 20-F requires. In that regard:

  Eliminate the suggestion that readers ‘should’ seek advice from others. You may suggest that course of action, however.
  You refer to a section capitoned ‘Canadian Federal Income Tax Consequences’, but it is unclear where that section appears.
  Eliminate the suggestion that the disclosure is ‘for general information only’, and do not suggest that it is merely a ‘general’ discussion of these matters.

Response to Comment 7:

We have replaced the suggestions that readers ‘should’ seek advice with words such as ‘recommend’ and ‘urge’.

Signatures, page 43

8.

Please ensure that the marked version of the amendment that you file and provide to the staff contains text that is identical to the text included in the version filed via EDGAR. For example, we note the reference at page 42 to exhibit 23.2 dated ‘XXXXX’ and at page 43 to a signature date of ‘__, 2006’.

Response to Comment 8:

We have noted your comment.

Exhibit 17.1 – Western Copper Business

Financial Statements – December 31, 2005, 2004 and 2003

Note 1 – Transfer of Assets

9.

We noted your response to prior comment 22 indicating that you made disclosure revisions in this Note 1 and Note 2 of Exhibit 17.2 complying with our request to clarify whether Western Copper was part of the Western Silver business sold to Glamis Gold, or if separation occurred prior to this transaction. However, we did not see any change in the Amendment No. 1 filed. We reissue prior comment 22.

Prior comment 22: Please expand your disclosure to clarify whether Western Copper was part of the Western Silver business sold to Glamis Gold, or if separation occurred prior to this transaction. Please make corresponding changes to your disclosure in Note 2 of Exhibit 17.2.

Response to Comment 9:

We have made the requested edits to clarify that Western Copper was never owned by Glamis Gold. Please refer to Note 1 of the December 31, 2005 Western Copper Business financial statements.

Note 11 – Material Differences between Canadian and U.S. GAAP

10.

We note your response to prior comment 23, explaining that the $4 million carrying value represents costs capitalized, net of impairment charges, for the Carmacks property, which was transferred to you from Western Silver. We understand the initial 50% ownership was acquired in 1989, and the remaining 50% ownership was acquired in 1996. You disclose that copper prices were not sufficient to make the project economic, and that it was written down to the $4 million balance in 2001.

Given that you had not established proven and probable reserves as defined by Industry Guide 7 in these earlier years, it appears the $4 million balance should have been written-off for US GAAP purposes in a period preceding those reported in the filing under review. Unless you have documentation showing recoverability under SFAS 144 impairment test for 2002 and subsequently, SFAS 121 for 2001 and earlier, you would likely need to eliminate the $4 million capitalized cost balance under US GAAP.

Under these circumstances, you would need to restate your US GAAP information and include error correction disclosures covering each period presented. Similar revisions would be required in your disclosure in Note 13 of Exhibit 17.2.

Response to Comment 10:

Pursuant to EITF Abstract 04-3, ratified on March 31, 2004, economic value in mining assets exists beyond the value attributable to proven and probable reserves, as defined in Industry Guide 7. Value beyond proven and probable (VBPP) reserves should be considered when testing a mining asset for impairment under FAS 144. Furthermore, mining entities should include the cash flows associated with VBPP in estimates of future cash flows to determine whether a mining asset is impaired. The EITF is to be applied prospectively, but early application is permitted in periods for which financial statements have not been issued.

When testing the $4 million in acquisition costs relating to the Carmacks project for impairment, Western Copper management has taken into account VBPP in its cash flow models. The reserve figures used by management in the cash flow models are the historical reserves used in the 1995 feasibility study. These figures have since been further substantiated through the completion of a 43-101 compliant technical report. As seen below, the 43-101 resource is larger than the historical reserve used in the cash flow model.

CARMACKS	Category	tonnes (in millions)	Copper Grade (%)	Gold grade (g/t)	Silver grade (g/t)	Molybdenum grade (%)

NI 43-101 Resource	Measured & Indicated	14.4	1.097	0.48	0	0

Historical Reserve (used in cash flow model)	Proven & Probable	13.3	0.97	0.4	0	0

EITF 04-3 also discusses the need to include the effects of aniticipated fluctuations in the future market price of minerals when determining the fair value of a mining asset that is consistent with the expectations of the marketplace. The future market price should take into account a number of factors, including historical prices, current price, the forward price curve, and other market factors.

The price used in the cash flow model represents a weighted average of the historical price for the last 3 years and future prices from market sources over the next 2 years. Western Copper believes that this price presents a good balance between historical, current, and future prices and that this method of determing price for cash flow models is becoming an industry standard accepted by the marketplace.

The cash flow model enclosed has been developed by our internal engineers who are currently working on our upcoming updated feasibility study. The costs used in the model are our engineers’ best estimates of the current capital, processing, and operating costs for the project.

Using the historical reserves and the June 30, 2006 weighted average copper price of US$1.98/lbs. , calculated as described above, the project has a net present value of CA$40.5 million @ a 7.5% discount rate. The net present value of the project is much larger than the CA$4 million capitalized for U.S. GAAP financial statement purposes, and therefore, we believe that there is no impairment in its carrying value. The weighted average copper price has increased since June 30, 2006.

As Western Copper is filing its registration statement (as amended), we believe that our financial statements have not yet been issued for U.S. purposes. Therefore, the use of VBPP in cash flow models, as described EITF 04-3, can be applied to our FAS 144 impairment tests for the purposes of the SEC 20F registration statement.

Exhibit 17.2 – Western Copper Corporation, Financial Statements June 30, 2006

General

11.

We note your response to prior comment 27 explaining that the intent of exchanging stock options in the Plan of Arrangement was to substitute existing Western Silver options with comparable value instruments, and clarifying that the options issued had terms which mirrored those of Western Silver.

Please expand your disclosure to include this explanation, and to identify the consideration you received in exchange for the warrant conveyed to Glamis Gold, providing for the acquisition of 5% of your fully diluted shares, measured as of the May 3, 2006 acquisition date, at $3.50 per share. Please disclose the number of shares representing this 5% interest.

Please submit the analysis you performed in reaching your conclusion that the Western copper option values were comparable to the Western Silver option value, given the one-to-one exchange basis and $0.88 exercise price associated with the newly issued options mentioned in your disclosure. Please refer to paragraphs 51, 53 and 54 of SFAS 123(R) for accounting guidance on equity restructurings under US GAAP.

Please include a schedule with your reply listing the options exchanged, and details such as the original issuance date; exercise price; term and vesting provisions; values ascribed; assumptions utilized in determining vales; options issued in the exchange for each category; and the value of those options and related assumptions.

Response to Comment 11:

We will respond to comment 11 in two parts: a) discussion relating to the Glamis warrants, and b) discussion and analysis of the Western Copper stock options.

a) Glamis warrants

The warrants issued to Glamis by Western Copper are a result of Western Silver’s acquisition by Glamis. Glamis and Western Silver negotiated the terms of the acquisition. The terms included the spin-out of some of Western Silver’s non-core assets to a new entity: Western Copper Corporation. The terms also included a number of warrants to be issued by Western Copper to Glamis. Western Copper, as an entity, did not receive any consideration for the issuance of the warrants. The warrants were part of the overall consideration agreed upon between Western Silver and Glamis to close the Western Silver transaction.

The fact that Western Copper received no direct consideration for the warrants will be disclosed in more clarity in note 2.

The number of shares representing the 5% fully diluted interest at May 3, 2006 is disclosed in note 2 and in note 8(c).

b) Stock option values

On May 3, 2006, Western Silver and Glamis entered in a plan of arrangment. All Western Silver stock options became vested on the effective date of the agreement. Western Silver should have recorded all compensation costs upon vesting because there was no further service requirement by the employees of Western Silver. Pursuant to the terms of the agreement, each Western Silver stock option was then exchanged for .688 Glamis stock option and one Western Copper stock option. At the time of the exchange, all Western Silver stock options had already vested.

The value of Western Silver stock options was either related to work on the Peñasquito property or to administration of Western Silver’s business. For the purposes of the Western Copper carve-out statements, we allocated a percentage of the Western Silver administration costs to the Western Copper Business based on our estimate of the time spent on Western Copper Business by Western Silver employees. For the year ended December 31, 2005, only 0.94% of administration costs were associated with Western Copper Business. For the period from January 1 to May 3, 2006, no costs were associated with the Western Copper Business.

Because the service requirements were met on May 3, 2006, all stock-based compensation would have been recorded by Western Silver in Western Silver. Western Copper, for carve-out purposes, picked up its proportionate share of the stock-based compensation allocated to Western Silver administration. During the period from January 1 to May 3, 2006, no administration costs were associated with the Western Copper Business. Therefore, even if there were incremental compensation costs, none of these costs would be allocated to Western Copper Business or Western Copper Corporation. Those costs would have been recorded in Western Silver.

Note 14 – Subsequent Events, page F-19

12.

We note your response to prior comment 28, setting forth your conclusion that Lumina Resources Corporation is not a significant business acquisition for which you would need to file separate financial statements, since the results of all three of your tests of significance under Rule 3-05 of Regulation S-X were below the 20% threshold. However, you did not provide computations related to the investment, which would be based on the value of shares you agreed to convey. We will continue our review of this matter once you have completed your reply. We reissue our prior comment 28.

On a related point, please expand your disclosure to include the number of shares you would exchange and the market value of those shares at the time of entering into the agreement. Also disclose the reasons you wish to acquire the entity.

Prior comment 28: We note you disclose that on September 18, 2006, you announced that you have agreed to acquire Lumina Resources Corporation, subject to completion of a definitive agreement and approval by Lumina shareholders, legal and regulatory authorities. Please provide your analysis of significance under rule 3.05 of Regulation S-X in determining whether separate financial statements are required of your probable business acquisition, pursuant to Instruction 1 to Item 8 of Form 20-F. You can refer to FRC 506.02.c.ii for the meaning of the term ‘probable’ as it relates to this guidance.

Response to Comment 12:

In our initial analysis, we did not take into account the purchase price when performing the investment test. We filed a Business Acquisition Report on February 6, 2007 on SEDAR and posted the information under cover 6K on EDGAR.

We have included Western Copper Corporation pro forma financial statements and Lumina financial statements for their year ended March 31, 2006 and 2005 and for their six month period ended September 30, 2006.

The additional disclosure requested in the comment has also been included in the subsequent events note of the financial statements.

Engineering Comments - Form 20-F/A1 Filed November 27, 2006

General

13.

We have read your response to prior comment 29, regarding your characterization of the enterprise as being in the development stage. Please note that under Industry Guide 7(a), the ‘development stage’ is defined to include all issuers that are engaged in the preparation of an established commercially minable deposit, which correlates with the definition of a reserve for US reporting purposes, for extraction. In other words, an issuer must have a ‘reserve’ to be in the ‘development stage’.

You must be able to demonstrate that the mineral deposit can be economically and legally mined prior to characterizing the enterprise as being in the development stage. For US reporting purposes, this is typically accomplished by conducting a final feasibility study and showing that you can obtain all necessary government operating approvals. As we understand the status of your project, you have not met these requirements.

If you believe that your mineral deposit would be appropriately regarded as a reserve under the Industry Guide 7(a) definitions, please contact us by telephone to arrange for further review of the underlying documentation. We reissue our prior comment 29.

Prior comment 29: Please note that the word ‘development’ has a very specific meaning under Industry Guide 7(a) (4). The Guide limits the use of this term to the ‘development stage’, when companies are preparing reserves for production. If you do not have any ‘reserves’, as defined by Industry Guide 7, please do not use the terms ‘develop’ or ‘development’ to refer to work on mineral properties. Replace these words, as needed with the terms ‘explore’ and ‘exploration’. This applies to the use of these terms in the Financial Statement headnotes and footnotes, see Instruction I to paragraph (a), Industry Guide 7.

Response to Comment 13:

We have removed reference to Western Copper being a development stage enterprise or that Western Copper is performing development activities throughout the 20-F A#2 document. Please refer to the blacklined version for changes.

As requested in your letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the Registration Statement; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please feel free to contact me by telephone at 604.638.2497 or by email at jfrancois@westerncoppercorp.com.

Sincerely,

                    Julien François

Julien François
Chief Financial Officer
Western Copper Corporation